EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.  To date we have not issued any preferred stock.  Therefore, the ratio of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratio of earnings to fixed charges presented below.

	Fiscal Year Ended					Six Months Ended
	December 31, 2004	January 1, 2006	December 31, 2006	December 30, 2007	December 28, 2008	June 28, 2009
Income (loss) before income taxes	$(8,832)	$2,519	$(9,143)	$(11,059)	$(9,409)	$(4,834)
Add: Fixed charges(1):
Interest expensed	255	189	329	280	255	47
Interest on rental expenses	306	320	283	293	211	97
Total — fixed charges	561	509	612	573	436	144
Total earnings (loss) for computation of ratio	(8,271)	3,028	(8,531)	(10,486)	(8,973)	(4,690)
Ratio of earnings to fixed charges(2)	—	5.95	—	—	—	—

(1)        Fixed charges include interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor.

(2)        Due to our losses in the years ended December 31, 2004, January 1, 2006, December 31, 2006, December 30, 2007 and December 28, 2008 and the six months ended June 28, 2009, the ratio coverage was less than 1:1.  Additional earnings of $8.8 million, $9.1 million, $11.0 million, $9.4 million and $4.8 million for the years ended December 31, 2004, January 1, 2006, December 31, 2006, December 30, 2007 and December 28, 2008 and the six months ended June 28, 2009, respectively, would have been required to achieve a ratio of 1:1.